

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 1, 2006

By Facsimile and U.S. Mail

Ms. Brenda C. Barnes
Chief Executive Officer
Sara Lee Corporation
Three First National Plaza
Chicago, IL 60602-4260

> **Re:** **Sara Lee Corporation**
> **Form 10-K for the Fiscal Year Ended July 1, 2006**
> **Filed September 14, 2006**
> **File No. 001-03344**

Dear Ms. Barnes:

We have reviewed your Form 10-K for the fiscal year ended July 1, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 1, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 2

Significant Accounting Policies and Critical Estimate, page 37

1.   Please provide a quantitative analysis of the variability in your financial results resulting from changes in estimates or assumptions for each of your critical accounting estimates. Please also provide an analysis of the variability that is reasonably likely to result from changes in estimates and assumptions in the future. Please refer to *Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*, Release No. 33-8350 which can be located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Consolidated Statements of Common Stockholders' Equity, page 46

2.   We note that you repurchased and retired shares of your common stock during the three years ended July 1, 2006 as well as in certain prior periods. It appears that you have allocated the excess of purchase price over par value to capital surplus in a manner that differs from the guidance prescribed by paragraph 12(a) of APB 6. Please revise your presentation or tell us the basis for your current accounting treatment.   Finally, please tell us if there are any restrictions on dividends paid to shareholders relative to the amounts recorded in retained earnings.

Consolidated Statements of Cash Flows, page 47

3.   Please tell us the manner in which you classify cash receipts or payments related to your settled derivative transactions. If you classify such amounts in the same category as the cash flows from the items being hedged, please disclose your accounting policy in future filings. Please refer to paragraphs 6 and 7 of SFAS 104.

4.   Please disclose the amounts of interest paid, net of amounts capitalized and income taxes paid for each of the periods presented. Refer to paragraph 29 of SFAS 95. If material, please also disclose information about non-cash investing and financing activities as required by paragraph 32 of SFAS 95.

Exhibits 31.1 and 31.2 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

5.   Please confirm that the inclusion of your Chief Executive Officer's and Chief Financial Officer's titles in the introductory paragraphs of your certifications was not intended to limit the capacity in which such individuals provided the certifications. Please remove the reference to their titles in the introductory paragraph to conform to the format provided in Item 601(b)(31) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief